                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.   20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                  Amendment No. 1*

                          Information Storage Devices, Inc.
        --------------------------------------------------------------------
                                  (Name of Issuer)

                                     Common Stock
        --------------------------------------------------------------------
                           (Title of Class of Securities)

                                        456753
        --------------------------------------------------------------------
                                   (CUSIP Number)

                                   Ding-Yuan Yang
                          Winbond Electronics Corporation
                              No. 4 Creation Road III
                           Science-Based Industrial Park
                              Hsinchu, Taiwan, R.O.C.
                                  011-886-35-770066
        --------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                    June 25, 1998
        --------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

 CUSIP No. 456753                13D         Page    2     of    7    Pages

-------------------------------------------------------------------------------
  1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                 Winbond Int'l. Corporation
----------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /x/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
-------------------------------------------------------------------------------
     Number of     (7)   Sole Voting Power
      Shares                                            --
                   ------------------------------------------------------------
  Beneficially     (8)   Shared Voting Power       490,000
                   ------------------------------------------------------------
     Owned by      (9)   Sole Dispositive Power       --
  Each Reporting   ------------------------------------------------------------
    Person with    (10)  Shared Dispositive Power  490,000
-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                490,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/ (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.973%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

 CUSIP No. 456753                13D         Page      3    of    7   Pages


-------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Peaceful River Corp.
-------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
-------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power
      Shares                                           --
                   ------------------------------------------------------------
   Beneficially     (8)  Shared Voting Power        387,000
                   ------------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power
  Each Reporting
                                                       --
                   ------------------------------------------------------------
    Person with    (10)  Shared Dispositive Power   387,000
-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                387,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/ (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                3.928%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

CUSIP No. 456753                13D         Page      4    of    7     Pages



  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Pigeon Creek Holding Co., Ltd.
-------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
-------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power
      Shares                                          --
                    -----------------------------------------------------------
   Beneficially     (8)  Shared Voting Power

                                                    483,000
                    -----------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power
  Each Reporting
                                                      --
                    -----------------------------------------------------------
    Person with    (10)  Shared Dispositive Power
                                                    483,000
                    -----------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                483,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /x/ (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.902%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

 CUSIP No. 456753                13D         Page      5    of    7    Pages

-------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Winbond Electronics Corporation
-------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
-------------------------------------------------------------------------------
  3)   SEC Use Only

-------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 Republic of China in Taiwan
-------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power             --
      Shares
                    -----------------------------------------------------------
   Beneficially     (8)  Shared Voting Power        1,360,000
                    -----------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power        --
                    -----------------------------------------------------------
  Each Reporting
    Person with    (10)  Shared Dispositive Power   1,360,000
-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,360,000
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / / (SEE Instructions)

-------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                 13.803%
-------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
-------------------------------------------------------------------------------

INTRODUCTION

     This Amendment No. 1 amends the initial Statement on Schedule 13D of Winbond Int'l. Corporation ("WIC"), Peaceful River Corp. ("PRC"), Pigeon Creek Holding Co., Ltd. ("PCH") and Winbond Electronics Corporation ("WEC") (collectively, "Winbond") dated May 21, 1998 and filed with the Securities and Exchange Commission on May 22, 1998 ("Statement"), with respect to the outstanding shares of common stock of Information Storage Devices, Inc. ("ISD"). This Amendment No. 1 is filed to reflect the acquisition by Winbond of additional shares of common stock of ISD on the open market, resulting in an increase in Winbond's beneficial ownership of the outstanding shares of common stock of ISD by more than one percent (1%) since the date of the Statement. According to ISD's Form 10-Q filed with the Securities and Exchange Commission on May 19, 1998, there were 9,853,216 shares of ISD common stock, no par value, outstanding as of May 8, 1998. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Statement.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Statement is hereby amended and supplemented by the following:

                 On June 22, 1998, Arthur Chiao, WEC's Chairman of the Board,
            met with ISD's Chairman and Chief Executive Officer, David Angel, and other members of ISD's senior management at the company's offices in San Jose, California. Winbond made no proposals to ISD during the meeting except to request a position on ISD's board of directors. Mr. Angel advised Mr. Chiao that ISD would consider proposing a Winbond representative for nomination to the ISD board if Winbond's share ownership exceeds 14%. Mr. Angel also stated that ISD has no intention of being acquired by any company at this time. Mr. Angel and Mr. Chiao also discussed the possibility of a future business alliance between ISD and Winbond but did not make any agreements or formulate any plans for concluding such an alliance. Winbond's intentions with respect to its ownership of ISD Common Stock remain as disclosed in the initial Statement, and there are no contracts or arrangements between Winbond and ISD except as disclosed in the initial Statement.

5.          INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Statement is hereby amended and supplemented by the following:

            (a) WEC is the beneficial owner of 1,360,000 shares of ISD Common Stock representing approximately 13.803% of the outstanding shares of ISD Common Stock. These figures also represent the aggregate beneficial ownership of ISD Common Stock of the Winbond group.
            Each of the members of the Winbond group is the record owner of the following number of shares and class percentage of ISD Common
            Stock:


            Name   Number of Shares    Percentage
            ----   ----------------    -----------
            WIC       490,000           4.973%

            PRC       382,000           3.928%

            PCH       483,000           4.902%



            (c) Individual members of the Winbond group have made the following purchases of ISD Common Stock since the date of the group's initial Statement on May 21, 1998. All of such purchases were effected in the open market on the Nasdaq National Market System.


                                 Number of Shares
            Purchaser  Date         Purchased         Price per Share
            ---------  ----       ----------------    ---------------
            PRC        05/26/98       2,000            $5.8750
            PRC        05/27/98      20,000            $5.8750
            PRC        05/28/98       2,500            $5.8750
            PRC        06/04/98       7,500            $5.8750
            PRC        06/05/98       5,000            $5.8750
            PRC        06/08/98      10,000            $5.8750
            PRC        06/09/98      15,000            $5.8750
            PRC        06/10/98      10,000            $5.8750
            PRC        06/12/98       2,000            $5.3750
            PRC        06/15/98      10,000            $5.3750
            PRC        06/16/98       3,000            $5.2500
            PRC        06/25/98      15,000            $5.2500
            PRC        06/26/98      25,000            $5.2500
            PRC        06/29/98       5,000            $5.2500


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Statement is hereby amended and supplemented by the following:

            WIC, PRC, PCH and WEC have each executed a power of attorney authorizing Ding-Yuan Yang and Lee Chen, acting singly, to execute and file this Amendment No. 1, and any amendment or amendments hereto and to execute for and on behalf of WIC, PRC, PCH and WEC Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations promulgated thereunder. The powers of attorney were filed on June 1, 1998 in connection with Winbond's Form 3 filing.


SIGNATURE.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


 Date:  June 30, 1998


 By   /s/ Ding-Yuan Yang
      ----------------------------
          Ding-Yuan Yang
       Signing as attorney-in-fact on behalf of
       WIC, PRC, PCH and WEC